Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Codes, and does not constitute an invitation or offer to acquire, purchase, or subscribe for securities of the Company nor shall there be any sale, purchase, or subscription for securities of the Company in any jurisdiction in which such offer, solicitation, or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

ANNOUNCEMENT

PURSUANT TO RULE 3.8 OF THE TAKEOVERS CODE

This announcement is made by Zhihu Inc. (the “Company”) pursuant to Rule 3.8 of The Hong Kong Code on Takeovers and Mergers.

Reference is made to (i) the offer document issued by the Company in connection with the Non-U.S. Offer in accordance with the Codes on September 9, 2024 (the “Offer Document”); (ii) the announcements of the Company pursuant to Rule 3.8 of the Takeovers Code published on July 23, 2024, August 1, 2024, August 6, 2024, August 28, 2024, September 2, 2024, September 6, 2024, September 30, 2024, and October 18, 2024; and (iii) the announcement of the Company in relation to the poll results of the EGM published on October 16, 2024. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the Offer Document.

UPDATE ON THE NUMBER OF RELEVANT SECURITIES OF THE COMPANY

The Board wishes to announce that on October 29, 2024, 1,186,779 restricted share units granted under the 2022 Plan have been vested pursuant to the 2022 Plan, 337,899 restricted share units granted under the 2022 Plan have been cancelled under pursuant to the 2022 Plan.

Details of all classes of relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) issued by the Company and the numbers of such securities in issue as of the date of this announcement are as follows:

(i)	a total of 294,876,364 Shares issued and outstanding, which comprised 277,482,698 Class A Ordinary Shares and 17,393,666 Class B Ordinary Shares issued and outstanding. This total number of issued and outstanding Shares excludes the Class A Ordinary Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2012 Plan and the 2022 Plan (“Bulk Issuance Shares”), which amounted to 91,587 Class A Ordinary Shares;

(ii)	a total of 1,213,756 outstanding options entitling the holders to acquire an aggregate of 1,213,756 Class A Ordinary Shares under the 2012 Plan;

(iii)	a total of 233,088 outstanding restricted shares entitling the holders to acquire an aggregate of 233,088 Class A Ordinary Shares under the 2012 Plan; and

(iv)	a total of 15,130,262 outstanding restricted share units entitling the holders to acquire an aggregate of 15,130,262 Class A Ordinary Shares under the 2022 Plan.

As of the date of this announcement, save as disclosed above, the Company has no other outstanding options, derivatives, warrants, or securities which are convertible or exchangeable into Shares and the Company has no other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code).

DEALING DISCLOSURE

The associates (as defined in Note 4 to Rule 22 of the Takeovers Code) of the Company are hereby reminded to disclose their dealings in the relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of the Company under Rule 22 of the Takeovers Code during the Offer Period.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

“Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates of an offeror or the offeree company and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

WARNING: Shareholders, ADS holders, and/or potential investors of the Company should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their licensed securities dealers or registered institutions in securities, bank managers, solicitors, professional accountants, or other professional advisers.

By order of the board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, October 29, 2024

As of the date of this announcement, the board of Directors comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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